FirstPrinciples
Our Code Of Business Conduct And Ethics
January 2010
Table Of Contents
I.	Introduction — Building On Our Traditions

II.	BMO’ S Key Principles Of Business Conduct & Ethics
•	Personal Integrity

•	Working To The Letter And Spirit Of The Law

•	Protecting Information, Systems & Other Assets

•	Dealing With Conflicts Of Interest

•	Personal Trading In Securities

•	Personal & Leisure Activities

•	Raising Concerns
III.	Changes & Waivers

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I.	Introduction — Building On Our Traditions What Is FirstPrinciples?

FirstPrinciples is our Code of Conduct. It reflects our commitment to high standards of business conduct and ethics — to doing what is fair, right and legal. FirstPrinciples must be followed in both letter and spirit. The preservation of our reputation is dependent on strict adherence to its principles. We will be judged not only in terms of how competent we are at conducting our business, but also on our integrity.

To Whom Does FirstPrinciples Apply?

FirstPrinciples applies to every director and employee (including contract, part-time and casual employees) of Bank of Montreal, its subsidiaries and affiliates (“BMO”), regardless of legal entity or juridiction, and to any other individual involved in a regular, ongoing engagement with BMO. Every director and employee has access to FirstPrinciples and is required to acknowledge when he or she joins BMO that he or she has read and understands its contents and annually thereafter that he or she has complied with it.

We also expect our suppliers and other service providers (e.g., outsourcers) to maintain the same high standards of business conduct and ethics to which we hold ourselves. To that end, suppliers and service providers should be advised of provisions of FirstPrinciples that govern these relationships.

Where To Look For Guidance

We are all responsible for familiarizing ourselves with FirstPrinciples and the Corporate Policies, Corporate Standards, Operating Procedures, and subsidiary policies that offer further guidance on how to interpret and apply its principles. Together, they inform us on how to perform our jobs effectively, while conducting ourselves in a fair and ethical manner.

If we are unsure of the legal, ethical or reputational implications of a situation, we can obtain guidance from any one of the persons or departments indicated on the directory of key contacts provided on the FirstPrinciples website or contact our manager or BMO Corporate Compliance for assistance.

Consequences Of Violation

Compliance with FirstPrinciples is an integral part of our relationship with BMO. Any violation will be taken very seriously and may lead to disciplinary action. For employees this could range from counseling to suspension or termination of employment, and may also affect remuneration decisions. Similar consequences may result from any failure to cooperate in an investigation relating to a violation of FirstPrinciples or retaliating against someone for filing a complaint under FirstPrinciples. Where breaches of laws and/or regulations have occurred, the relevant external authorities may be contacted. BMO may also choose to pursue civil remedies for any damages or harm it may incur as a result of a violation.

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II.	BMO’ S Key Principles Of Business Conduct & Ethics Principle #1 Personal Integrity

Everything we do and every decision we make will be guided by principles of honesty, integrity, fair dealing, respect and high ethical standards.

Principle #2 Working To The Letter And Spirit Of The Law

We will never knowingly violate laws or wilfully blind ourselves to our legal or regulatory responsibilities and will cooperate fully in all investigations, audits, examinations or reviews being conducted by our internal corporate support groups or external authorities.

Principle #3 Protecting Information, Systems & Other Assets

We will safeguard the confidentiality of non-public information of BMO, its customers, employees and suppliers and protect BMO’s system and other assets from improper use.

Principle #4 Dealing With Conflicts Of Interest

We will conduct our personal and business affairs in a manner that will prevent situations from arising where our interests could conflict or could appear to conflict with the interests of BMO, actual or prospective customers, or suppliers.

Principle #5 Personal Trading In Securities

We will not engage in trading activities that abuse or undermine the integrity of the markets. This includes trading or tipping others to trade in securities of publicly traded entities, including Bank of Montreal, when we have material non-public information about the entity, spreading false rumours to manipulate a stock price or market timing of mutual funds.

Principle #6 Personal & Leisure Activity

Our personal involvement in the community, political affairs and leisure pursuits will not compromise BMO’s interests or demage its reputation.

Principle #7 Raising Concerns

We must be alert to and should immediately report concerns that may point to a breach of any laws, regulations or FirstPrinciples to the appropriate persons or departments within BMO. Retaliation against a BMO employee for raising legitimate concerns under FirstPrinciples is prohibited.

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Principle #1 Personal Integrity

Everything we do and every decision we make will be guided by principles of honesty, integrity, fair dealing, respect and high ethical standards.
To earn and retain the trust and respect of each other within BMO as well as our external stakeholders — including customers, suppliers, shareholders and the general public — the highest ethical standards must underlie everything we do and every decision we make. Examples of unacceptable behaviour include:
•	Discrimination — Any form of discrimination against or from any internal or external party or group, including on the basis of race, colour, religion, national or ethnic origin, age, gender, gender identity/expression, sexual orientation, marital status, military or veteran status, physical or mental disability, or a criminal offence for which a pardon has been granted.

•	Harassment — Displays of offensive, unwelcome, intimidating or humiliating behaviour, intentional or otherwise, that could reasonably be interpreted as demeaning others and undermining efforts to maintain a safe, comfortable and productive workplace.

•	Alcohol & Substance Abuse — Allowing the consumption of alcoholic beverages or any other controlled substance to affect work performance or call into question our ethical standards. Except at sanctioned and supervised BMO events, alcohol use is prohibited on BMO premises.

•	Gambling Activities — that affect work performance.

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Principle #2 Working To The Letter And Spirit Of The Law

We will never knowingly violate laws or wilfully blind ourselves to our legal or regulatory responsibilities and will cooperate fully in all investigations, audits, examinations or reviews being conducted by our internal corporate support groups or external authorities.
We must be aware of and comply with applicable laws, rules and regulations of all levels of government, as well as public and regulatory agencies, in all jurisdictions in which BMO operates. We must also meet legal obligations we assume under contract or through the operation of law, including fiduciary obligations. Failure to do so may negatively reflect on BMO’s reputation and result in legal action or regulatory sanction.

BMO’s policy framework is designed to ensure that our actions are consistent with applicable legal and regulatory requirements and industry standards. We recognize our responsibility to understand and comply with the policies that affect how we do our work.

As well, our business decisions must always be based on a thorough knowledge of our clients and of the products and services we offer to them. Knowing our clients and products not only ensures that our business relationships and actions are consistent with legal and regulatory requirements but also plays an essential part in ensuring that our clients are well-served.

We are also committed to dealing with clients whose activities are compatible with our own high ethical standards and must be constantly on guard against those who would attempt to use our services or products to further their illegal activities. To that end, we will endeavour to properly establish and authenticate the identity of our clients and will report suspicious activities to the appropriate persons and authorities.

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Some key legal and regulatory requirements and prohibitions are highlighted below.
•	Fraud or Misappropriation — Embezzlement, kiting, float creation or any other form of improper conversion of funds, property or other assets, or knowingly assisting others to engage in such conduct is prohibited.

•	— Corrupt Practices or Preferential Treatment Acceptance or offering improper payments (e.g., bribes or other inducements) is prohibited. Similarly, we do not give preferential treatment to politicians, political parties, or any other public official (or their family or related business enterprises), when they enter into business relationships with us, including where loan renewals or the pursuit of creditor remedies are being considered.

•	Fair Dealing — We deal honestly and openly with our customers, competitors and suppliers and comply with laws and regulations governing marketplace competition, including those relating to marketing and advertising. We will not take unfair advantage of anyone through manipulation, concealment, abuse or misrepresentation of privileged or confidential information. Arrangements with others to lessen competition, prohibited tied selling practices, deceptive telemarketing or other improper marketing practices are prohibited.

•	Prevention of Money Laundering & Terrorist Financing — We are committed to conducting business and operations in full compliance with all laws and regulations relating to Money Laundering and Terrorist Financing activities.

•	Official Language Communication — We will comply with applicable legislative requirements to communicate with customers, employees and other parties in the official language of their choice. We will also endeavour to communicate in other languages preferred by our clients whenever practicable.
We will also cooperate fully with investigations, audits, examinations or reviews by our internal corporate support groups or any external government, regulatory, self-regulatory or law enforcement agencies. In doing so, we will not make any false or misleading statements or otherwise attempt to frustrate or circumvent their inquiries. All requests or demands for information made by external investigators, regulators and auditors must be referred to the appropriate persons and departments indicated on the directory provided on the FirstPrinciples website, or the person identified to coordinate responses to such matters. We must also not take, threaten or permit the taking of retaliatory action against any BMO employee for cooperating with or providing information in respect of such investigations, audits, examinations or reviews.

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Principle #3 Protecting Information, Systems & Other Assets

We will safeguard the confidentiality of non-public information of BMO, its customers, employees and suppliers and protect BMO’s system and other assets from improper use.
A) Safeguarding Information

Information gathered or generated in the course of our business dealings is a valuable asset and respecting and protecting the confidentiality of information provided to us by our clients, suppliers and our fellow employees is key to maintaining their trust. Confidential information is all non-public information pertaining to BMO, its employees, customers and suppliers (past, present or prospective). It includes material non-public information, personal information, BMO proprietary information and data generated by BMO that contains or is derived from such confidential information. Various laws and regulations also impose restrictions on the use, access, disclosure and retention of such information and we are committed to complying with all such requirements.

Some specific commitments are highlighted below.
•	Personal Information — Privacy laws and BMO policy require that customer and employee personal information is protected and respected. We have strict policies and procedures for the proper handling and management of personal information we collect and use.

•	Use and Disclosure of Customer and Employee Information — Information collected directly or indirectly about a customer or an employee may be used or shared with others only for the specific purpose or transaction for which it was given or collected and cannot be disclosed without the consent of the individual except where permitted or required by law or regulation. Any use or disclosure of customer or employee personal information must adhere to BMO policy. When in doubt, we will not disclose without seeking advice from a manager or the appropriate person identified on the FirstPrinciples website.

•	Accessing Customer & Employee Information — We must not access any employee information held in systems or other media unless there is a legitimate business purpose to do so. Any such information which is accessed must be kept strictly confidential and may only be used or disclosed in accordance with our policies and procedures.

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•	Disclosure of BMO Information — We are all responsible to ensure that the public disclosure of information concerning BMO is full, fair, timely, factual, accurate, understandable, objective, relevant, broadly disseminated and made in accordance with applicable legal and regulatory requirements and BMO’s Disclosure Policy. It is essential that all developments, facts or changes that could reasonably be considered material to BMO be communicated through the established escalation processes in BMO’s Disclosure Policy. We should not disclose non-public information to anyone within or outside BMO, except in accordance with the Disclosure Policy. BMO has designated certain employees as authorized spokespersons to ensure that material information about BMO is disclosed to external parties properly and only those persons should respond to inquiries from the investor community or media.

•	Information Security — We must be aware of external threats to the security of the information entrusted to us and avoid situations which may put it at risk. Information Management We must comply with BMO policies designed to ensure the accuracy, completeness and proper maintenance of records, data and information we own, create, collect, use and manage — in all types of media. This includes:
•	Being aware of retention periods for records, especially those that may be relevant to any pending, threatened or foreseeable investigation, audit, regulatory examination or legal proceeding; and

•	Bearing in mind that when creating a record, including e-mail, it may be subject to scrutiny by internal or external third parties.
BMO systems and applications used to store and transmit information (servers, networks, e-mail, etc), may be monitored to ensure that confidential information is being protected and to comply with legal and regulatory requirements and FirstPrinciples.
B) Protection and use of Systems & Other Assets

We are committed to protecting BMO systems and other assets, as well as those of our suppliers from improper use and will respect applicable intellectual and other property rights.

BMO property such as telephones, voicemail, faxes, computer networks, e-mail, instant and text messaging, PDAs and remote access capabilities should only be used for legitimate business purposes. Personal use of such property must be reasonable and consistent with BMO policy, including FirstPrinciples. Using BMO property to knowingly transmit, view, generate, print, retrieve, download or store communications of a discriminatory, defamatory, obscene, damaging (such as computer viruses), threatening or harassing nature, or any material that is inappropriate for the business environment (e.g., sexually-oriented literature, chain letters) is prohibited. We must also respect the property rights of others. We must not duplicate copyrighted material such as software, printed, recorded or broadcast materials including digital media without the express authorization of the copyright holders.

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Principle #4 Dealing With Conflicts Of Interest

We will conduct our personal and business affairs in a manner that will prevent situations from arising where our interests could conflict or could appear to conflict with the interests of BMO, actual or prospective customers, or suppliers.
We must not permit our personal interests to adversely affect, or even appear to adversely affect, our judgment, loyalty, objectivity or impartiality in our dealings with prospective or actual customers, suppliers or with BMO itself. Similarly, we must be alert to potential conflicts between BMO’s corporate interests and those of our customers and suppliers and to use good judgment in addressing these situations. The following are examples of circumstances where conflicts of interest may arise.
•	Misuse of Position — The actual or perceived use of our position or connection with BMO to gain or attempt to gain a personal benefit or to confer a benefit upon others with whom we have a common interest (e.g., family members, business associates or colleagues) or to compromise the interests of BMO’s customers is prohibited. Similarly, we must not personally benefit from our access to BMO information or other assets, or take for ourselves opportunities that come our way as a result of any position we hold at BMO. We must also ensure that personal business relationships with BMO customers or suppliers are managed separately from our work for BMO.

•	Gifts, Entertainment, Other Benefits and Payments — Offering, giving or receiving gifts, entertainment, or similar types of benefits must not compromise or create the perception that the recipient’s judgment or honest performance of her / his duties might be compromised. Generally, gifts and entertainment of more than nominal value are only acceptable when they are permitted by law, are consistent with industry standards and if their disclosure would not adversely affect the reputation of BMO, its employees or the recipient.

•	Outside Business Activities — When engaging in outside activities such as taking a second job, running a personal business, or accepting a directorship, we must ensure that the interests and reputation of BMO and its customers are not adversely affected. For example, outside business activities that compete with any aspect of BMO’s business are not permitted. We should always follow the applicable procedures for reviewing and approving outside business activities in order to ensure that potential conflicts are addressed appropriately. We also need to be aware of and comply with any regulations that may further restrict or prohibit our ability to engage in outside business activities.

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Principle #5 Personal Trading In Securities

We will not engage in trading activities that abuse or undermine the integrity of the markets. This includes trading or tipping others to trade in securities of publicly traded entities, including Bank of Montreal, when we have material non-public information about the entity, spreading false rumours to manipulate a stock price or market timing of mutual funds.
It is very important that we respect the integrity of the markets in which securities trade. Our personal and professional trading should at all times be consistent with this principle. In particular, securities laws and internal policy prohibit trading in securities of a publicly traded entity, including Bank of Montreal, when we have material, non-public information about the entity. Material non-public information is non-public information relative to the business and affairs of an issuer that would reasonably be expected to have a significant effect on the market price or value of the issuer’s securities if it were generally known. Passing such information along to others, either intentionally or inadvertently (“tipping”) is also prohibited.

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Principle #6 Personal & Leisure Activity

Our personal involvement in the community, political affairs or leisure pursuits will not compromise BMO’s interests or damage its reputation.
The importance of personal integrity as described Principle #1 applies to both our personal and working lives. While we are free to pursue a wide range of personal interests and activities, we must avoid situations that could conflict with BMO’s interests or reflect adversely In this regard, it is important to make it clear that BMO is not involved in or associated with our personal activities.

Some specific examples include:
•	Community Service — BMO and its employees enjoy a long, honourable and very active tradition of community service. In some situations, work time and BMO resources may be offered in support of employee involvement in these activities. Taking on voluntary roles in religious, educational, cultural, social and charitable or other non-profit entities is both encouraged and valued, but we must ensure that actual or potential conflicts with BMO’s interests stemming from these roles are promptly identified and managed (e.g. serving on a Board of a charitable organization that banks with BMO).

•	Political Participation — We all have the right to participate in politics, both as candidates and as supporters of candidates, political parties and causes. However, when running for office, supporting others running for office, or backing a cause, it is important to make clear that the activity is personal and that BMO is in no way associated with our political views or allegiances. We must also observe all applicable laws, restrictions and prohibitions governing corporate or individual contributions to political parties, public officials, candidates or causes.

•	Public Expression of Personal Views — It is acceptable to express personal views as long as it is clear we are not speaking on behalf of BMO. Before publicly expressing views on matters that could affect BMO, management should be consulted and, in some situations, Media and Public Relations or Corporate Communications should also be consulted. This is especially important for someone such as a branch or community banking manager who may have developed a public image as a spokesperson for BMO.

•	Written or Published Material — Although writing books or articles, maintaining a personal website or blog or sharing our own personal information on a social media site is acceptable, we must pursue these interests in a way that does not compromise BMO’s interest or reputation and makes it clear that BMO is not involved in or associated with the activity. For example, the use of or reference to client information, BMO proprietary information or BMO brand assets such as its name, logo and other trademarked and copyrighted material, is prohibited, unless prior permission has been obtained from appropriate management personnel.

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Principle #7 Raising Concerns

We must be alert to and should immediately report concerns that may point to a breach of any laws, regulations or FirstPrinciples to the appropriate persons or departments within BMO. Retaliation against a BMO employee for raising legitimate concerns under FirstPrinciples is prohibited
Maintaining BMO’s high ethical standards is the responsibility of every director and employee. If we become aware of actual or potential breaches of FirstPrinciples, any laws, rules, regulations or BMO policy, we should speak up. The principles set out in FirstPrinciples are shared principles and the commitment to uphold them needs to come from all of us.
When raising a concern we should first consult our manager or the FirstPrinciples directory of key contacts for the appropriate person or department for dealing with our concern. Concerns about accounting, internal control over financial reporting, or auditing matters should be immediately reported to management in the appropriate Finance Department.

If, after raising a concern, we do not believe we have received a satisfactory response, we should then contact the BMO Ombudsman. BMO’s Ombudsman is unbiased, impartial and independent and is dedicated to resolving concerns in a fair and timely manner. BMO’s Ombudsman has also been designated to review and report on accounting, internal control over financial reporting, or auditing matters to the Audit Committee of the Board. The Chief Executive Officer, Chief Financial Officer, Chief Accountant, and other persons who perform similar functions within BMO from time to time, whether as a result of a change in title or delegation or transfer of responsibilities, should report any such concerns to the Chair of the Audit Committee.

When requested, concerns can be raised anonymously and the confidentiality of the information provided will be respected.

An act of retaliation against anyone who reports concerns in good faith or otherwise assists or participates in any related review, investigation or proceeding will be viewed as a violation of FirstPrinciples. Reports or complaints found to be made in bad faith will also be viewed as violations. Such violations may result in disciplinary action, up to and including dismissal.

III.	Changes And Waivers

Waivers or exceptions to any provision of FirstPrinciples will only be granted in the most unusual circumstances. Any waiver or exception for a Director, officer or employee must be approved by the Audit Committee of the Board. When required by applicable law, rule or regulation waivers will be disclosed to the appropriate regulatory authorities.

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